Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

December 14, 2017

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Bond Fund, Inc. - AB High Yield Portfolio (the "Fund") File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the preliminary proxy statement filed on Schedule 14A (the "Proxy Statement") for AB Bond Fund, Inc. (the "Registrant") on behalf of AB High Yield Portfolio (the "Fund"), a series of the Registrant. The Proxy Statement, which was filed with the SEC on November 13, 2017, relates to a proposed amendment to the Fund's investment advisory agreement to change the Fund's advisory fee to a performance-based, or "fulcrum," fee.

The Staff's comments were provided to me during our telephone conversations on November 21 and November 22, 2017. As the context requires, defined terms used herein are as defined in the Proxy Statement. Responses to each of the Staff's comments are set forth below.

Questions and Answers

Comment 1:	The response to Question 3 should be clarified to better distinguish the expense limitations under the current advisory arrangement and the proposed amended advisory arrangement. In addition, the response should be further revised to better characterize the expense limitation. For example, the expense limitation of 0.15% for certain Fund expenses is not readily apparent in the expense table that appears in the Proxy Statement, and the expense tables refer to caps on total Fund operating expenses.

Response:	The Proxy Statement has been revised in response to the first part of this comment. With respect to the second part of the comment, Registrant notes that the disclosure in response to Question 3 reflects a straightforward comparison: it indicates that the new expense limitation of 0.10% excludes certain Fund expenses (e.g., advisory fees), and that the current expense limitation effectively limited the non-advisory expenses of Advisor Class shares of the Fund to 0.15% for the previous fiscal year (i.e., the fee table shows net Fund expenses of 0.70% and management fees of 0.55% for current Advisor Class shares).

Comment 2:	The response to Question 3 should be revised to disclose that Fund operating expenses before fee waivers and reimbursements are higher for four of the Fund's classes under the amended advisory agreement.

Response:

The Proxy Statement has been revised in response to this comment.

The pro forma information for Advisor Class shares in the fee table for the Amended Agreement is based on current assets and current expense accruals, while the information in the fee table for the Agreement is based on data from the Fund's 2016 fiscal year. Because current assets of the Fund are much lower than the average assets of the Fund for the Fund's 2016 fiscal year, pro forma expenses for a given class that are based on current accruals will be higher than the last fiscal year's expenses for that class. The revised disclosure indicates that gross fund operating expenses may be higher for stockholders in some classes.

Comment 3:	Explain supplementally whether the proposed expense limitation agreement is expected to continue beyond January 31, 2019, the stated expiration date. If the expense limitation is not expected to continue beyond that date, this should be disclosed in the response to Question 3.

Response:	At this time, the Adviser has no intention to terminate the proposed expense limitation agreement after the stated January 31, 2019 expiration date.

Comment 4:	The response to Question 5 should identify the "other changes" described in the Proxy Statement.

Response:	The Proxy Statement has been revised in response to this comment.

Comment 5:	The response to Question 6 should also explain who pays for the Proxy Statement and related expenses if the stockholders do not approve the Amended Agreement.

Response:	The Proxy Statement has been revised in response to this comment.

Notice of Special Meeting of Stockholders

Comment 6:	Revise the second-to-last paragraph to clarify that the Notice of Special Meeting of Stockholders, Proxy Statement and Proxy Card are being "mailed" to stockholders.

Response:	The Proxy Statement has been revised in response to this comment.

Comment 7:	The last sentence refers to unmarked executed proxies. Clarify that this applies to proxies timely received but not clearly marked, if this is the case.

Response:	The Proxy Statement has been revised in response to this comment.

Proxy Statement

Comment 8:	On page 1, consider clarifying the heading by not using the defined term "Amended Agreement."

Response:	The Proxy Statement has been revised in response to this comment.

Comment 9:	On page 1, further explain the following: "the Adviser explained that it believed a fulcrum fee would make the Fund more attractive to investors interested in either active or passive strategies from both performance and fee perspectives."

Response:	Registrant notes that the three sentences that follow the referenced statement reflect the basis for the statement and outline the Adviser's views on the competitive viability of an actively managed high yield fund that employs a fulcrum fee structure. The Proxy Statement has been revised to make this connection between the statements more clearly.

Comment 10:	On page 1, clarify the definition, or better explain the concept, of "Index Hurdle." In addition, on page 3, the discussion of Index Hurdle should be clear and complete – it should not be dependent on definitions provided earlier in the Proxy Statement.

Response:	The Proxy Statement has been revised in response to this comment.

Comment 11:	Rule 205-2 of the Investment Advisers Act of 1940 refers to fund assets averaged over a performance period in computing a fulcrum fee, but the Fund's Performance Adjustment calculation refers to a daily calculation. Please explain supplementally this apparent difference.

Response:	The referenced daily calculation relates to accrual of the Management Fee on a daily basis for purposes of the daily net asset value ("NAV") calculation. This daily accrual calculation is intended to reflect the effect of the Management Fee on an ongoing basis, and is consistent with the total amount of the fee being based on the Fund's assets averaged over the Performance Period.

Comment 12:	Consider including a chart or table showing the fees the Adviser would earn at various levels of performance under the proposed fulcrum fee arrangement.

Response:	Registrant has considered the Staff's comment and has determined not to revise the fee disclosure in response to this comment.

Comment 13:	On page 5, the disclosure discusses the potential impact of the Performance Adjustment with respect to an investor who buys Fund shares after the beginning of a Performance Period, noting that such investor may bear a share of a Performance Adjustment based on performance that preceded the purchase and from which the investor therefore did not benefit. Consider also discussing the impact on remaining Fund shareholders when shareholders redeem Fund shares during a period of strong Fund performance but before a higher Performance Adjustment (perhaps the maximum fee adjustment) has been applied to the Base Fee.

Response:	As indicated in the response to Comment 11, an amount corresponding to the Fund's obligation to pay the Management Fee must be accrued on a daily basis in connection with the Fund's daily NAV calculation. Registrant believes that its daily accrual of the Management Fee should address the circumstances identified by the Staff in this comment and therefore has determined not to revise the disclosure in response to this comment.

Comment 14	If the Adviser manages any other mutual funds similar to the Fund, provide the information required by Item 22(c)(10) of Schedule 14A under "Comparative Fee and Expense Information."

Response:	The Adviser, AllianceBernstein, L.P., does not act as an investment adviser to another mutual fund with the same investment objective (to maximize total return consistent with prudent investment management) and principal strategy (investing at least 80% of its assets in high yield debt securities).

Comment 15:	On page 8, review the disclosure under "Additional Management Fee Waiver" and consider simplifying it for ease of understanding.

Response:	The Proxy Statement has been revised in response to this comment by including an additional sentence describing the circumstances in which the management fee waiver would apply.

Comment 16:	On page 8, review the disclosure under "Board Consideration of the Amended Agreement" and provide additional support for Board considerations. For example, provide support for the statement that "the Adviser explained that it believed a fulcrum fee would make the Fund more attractive to investors interested in either active or passive strategies from both performance and fee perspectives."

Response:	As explained in its response to comment 9, Registrant notes that the three sentences that follow the statement identified in the Staff comment reflect the basis for that statement and outline the Adviser's views on the competitive viability of an actively managed high yield fund that employs a fulcrum fee structure. The Proxy Statement has been revised to make this connection between the statements more clearly.

Comment 7:	Please state supplementally when the Registrant will file a Rule 485(a) post-effective amendment to its registration statement to implement the Fund's proposed fulcrum fee.

Response:	Registrant intends to file pursuant to Rule 485(a) a post-effective amendment to its registration statement reflecting the implementation of the fulcrum fee no later than 60 days prior to the intended effective date of the Amended Agreement (expected to be on or about February 26, 2018).

Comment 18:	Investment Company Act Release No. 7113 (April 6, 1972) (the "Release") lists the factors that a fund's board of directors (or trustees) should consider when determining the fairness of a fulcrum fee. Please explain supplementally how the disclosure under "Board Consideration of the Amended Agreement" reflects that the Board considered all of the factors set forth in the Release. For example, please explain how the Fund's maximum Performance Adjustment is consistent with the guidance in the Release, which refers to a performance difference of 10 percentage points from the index in setting a maximum fee adjustment.

Response:	Registrant confirms that, in evaluating the proposed performance-based fee, the Board considered each factor described in the Release, and Registrant has revised the Proxy Statement to reflect this. Specifically, with respect to the fairness of the fulcrum fee, the disclosure under "Board Consideration of the Amended Agreement" reflects that the proposed fulcrum fee was compared to the Fund's peer group median, noting that both the fulcrum fee (midpoint) and the maximum fee rate were lower than the Fund's peer group median. In addition, with respect to the selection of an appropriate index, the disclosure highlights that the Directors had extensive discussions about the use of the Markit iBoxx USD Liquid High Yield Index and the .75% hurdle in the proposed management fee arrangement.

Registrant recognizes that one of the factors cited in the Release is to "avoid basing significant fee adjustments upon random or insignificant differences" between the investment performance of a fund and that of the particular index with which the fund is being compared. The Release provides that "preliminary studies of the SEC staff] indicate that as a 'rule of thumb' the performance difference should be at least +/-10 percentage points" annually before the maximum performance adjustment may be made. The Release, however, states that "[b]ecause of the preliminary nature of these studies, the Commission is not recommending, at this time, that any particular performance difference exist before the maximum fee adjustment may be made." The Release concludes that the directors of a fund "should satisfy themselves that the maximum performance adjustment will be made only for performance differences that can reasonably be considered significant." Registrant confirms that the Board of Directors has considered the factors set forth in the Release and believes that the Fund's performance adjustments are appropriate under the circumstances. Registrant further notes that the Release indicates that the "rule of thumb" was based on the investment record of the S&P 500 Index and believes it may have limited relevance in the case of a fixed-income fund and index.

Registrant believes that the disclosure of the Board's considerations under "Board Consideration of the Amended Agreement" addresses the disclosure requirements of Item 22(c)(11) of Schedule 14A, which requires that the proxy statement "[d]iscuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract."

Comment 19:	Explain supplementally the authority of the Board Directors to convert one share class to another share class, including any rationale related to Rule 18f-3 under the 1940 Act.

Response:

The Fund's Charter permits shares of a particular class of the Fund to be automatically converted into shares of another class of the Fund based on the relative net asset values of such classes at the time of conversion, subject to any conditions of conversion that may be imposed by the Board of Directors.

The Proxy Statement discloses that the Fund's Board approved the class conversion, including an amendment to the Rule 18f-3 Multiple Class Plan addressing the automatic conversion of the referenced classes to Advisor Class shares upon the effective date of the approved Amended Agreement. Rule 18f-3(f) permits conversions to occur when a shareholder ceases to be eligible to invest in a class, provided the conversion is effected at NAV without the imposition of a sales load, fee or other charge upon the conversion and the investor is given advance notice of the conversion. Fund shareholders received notice of the conversion through a supplement to the Fund's prospectus dated November 3, 2017. The Proxy Statement discloses that the Fund expects to cease offering its Class A, Class C, Class R, Class I and Class Z shares and convert any of those shares outstanding to Advisor Class shares, at NAV without the imposition of a sales load, fee or other charge upon the effective date of the Amended Agreement. The Proxy Statement also discloses that implementation of the conversion is conditioned upon approval of the stockholders of the Amended Agreement.

Comment 20:	Explain the impact on stockholders of a class that is converted to another class. For example, discuss (1) material differences in features of, and services available to, the different classes; (2) any change in NAV and the number of shares owned by a stockholder; and (3) any issues raised under Rule 11a-3 of the 1940 Act.

Response:	The Proxy Statement has been revised in response to this comment. Specifically, Registrant believes that the material differences between features and services of the Advisor Class shares and the other classes of the Fund are identified in the fee tables included in the Proxy Statement. Prior to July 2016, the Fund maintained one share class. Registrant believes that any difference between the NAVs of Advisor Class shares and other share classes converting to such class are de minimis. The conversion of Class A, Class C, Class R, Class I and Class Z shares is expected to occur at the relative NAVs of the respective classes without the imposition of a sales load, fee or other charge. Registrant believes, therefore, that Rule 11a-3 is inapplicable to the proposed conversion.

Comment 21:	On page 9, disclosure refers to an independent evaluation prepared by the Company's Senior Officer (who is also the Company's Independent Compliance Officer), who acted as an independent fee consultant, of the reasonableness of the proposed performance-based management fee. Please explain supplementally the independence of the Company's Senior Officer.

Response:	The Company's Senior Officer was appointed in 2004 pursuant to a market timing settlement order ("Order") with the Attorney General of the State of New York ("NYSAG"). Although such officer is no longer required under the amended Order with the NYSAG, the AB Funds have maintained this officer position, which role has not changed. As was required by the Order, the Senior Officer is independent of the Adviser and reports only to the Boards of Directors of mutual funds advised by the Adviser (including the Company), and not to the Adviser.

Comment 22:	On page 11, review the disclosure under the sub-caption "Fall-Out Benefits" and ensure the disclosure accurately and fully describes fall-out benefits to the Adviser and its affiliates from their relationships from the Fund.

Response:	Registrant has reviewed the disclosure and believes it describes the material fall-out benefits to the Adviser and its affiliates arising from the Agreement and the Amended Agreement.

Comment 23:	On page 11, under the sub-caption "Investment Results," simplify the following sentence: "They noted that the Fund's future performance would be affected by the performance fee component in the proposed performance-based management fee."

Response:	The Proxy Statement has been revised in response to this comment.

Comment 24:	On page 11, under the sub-caption "Management Fees and Other Expenses," the disclosure states the following: "In light of the substantial differences in services rendered by the Adviser to institutional, offshore fund and sub-advised fund clients as compared to funds such as the Fund, the Directors considered these fee comparisons inapt and did not place significant weight on them in their deliberations." Describe these differences.

Response:	The Proxy Statement has been revised in response to this comment.

Comment 25:	On page 13, under the heading "Voting Information," describe all means by which a shareholder may vote – e.g., proxy, internet, telephone, etc.

Response:	The Proxy Statement has been revised in response to this comment.

Comment 26:	Under the heading "Voting Information," state the material features of the contract or arrangement (including costs) with the proxy solicitation firm Computershare Fund Services, as required by Item 4(a)(3) of Schedule 14A.

Response:	The Proxy Statement has been revised in response to this comment.

Comment 27:	Under the heading "Voting Information," please add disclosure to address the treatment of broker non-votes, in accordance with Item 21(b) of Schedule 14A.

Response:	The Proxy Statement has been revised in response to this comment.

Comment 28:	Under the heading "Information Regarding the Fund – Shares Outstanding," provide the total number of Fund shares by class.

Response:	The Proxy Statement has been revised in response to this comment.

Comment 29:	Please add disclosure regarding Householding pursuant to Item 23 of Schedule 14A.

Response:	The Proxy Statement has been revised in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq.

SK 00250 0503 7745055

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